Exhibit (a)(3)

[Form of e-mail sent to Eligible Security Holders Announcing Offer]

Attached you will find three documents — an Offer to Exchange, a Letter of Transmittal and an Election Withdrawal Notice — which outline an offer (the “Offer”) available to you to exchange your XL Capital Ltd (“XL”) options and/or unvested XL restricted stock in return for a cash-based Long-Term Incentive Plan award from Security Capital Assurance Ltd (“SCA”). There is NO REQUIREMENT that you participate in this exchange -- any participation is entirely voluntary. Please read all of the documents carefully and check with your personal financial advisor regarding any risks, tax issues or other questions that you may have.

Neither XL, SCA, nor their respective Boards of Directors make any recommendation as to whether or not you should exchange your eligible securities for a cash-based Long-Term Incentive Plan award from SCA. XL and SCA also have not authorized any person to make any recommendation on their behalf as to whether you should accept the Offer.

This information is time sensitive and it is important that you convey any decision to participate in the Offer to the persons outlined in the document by no later than 5:00 p.m., Eastern Standard Time, December 11, 2006, unless the offer is extended as described in the attached Offer to Exchange.